

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23412

09057257

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 AND ENDING 12/31/08
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Regency Securities, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Corporate Park #160
(No. and Street)

IRVINE   CA   92606
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LARRY F BELTRAMO   949-752-3117
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAI, JERRY T.
(Name – if individual, state last, first, middle name)

20 Corporate Park #135 IRVINE CA 92606
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _LARRY F. BELTRAMO_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Regency Securities, INC_ , as of _December 31_, 20_08_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i)   Broker or Dealer

Name: *Regency Securities, Inc.*

Address: *20 Corporate Park #160*
Irvine, CA 92606

Telephone: *949-752-3117*

SEC Registration Number: *8-23412*

NASD Registration Number: *#7896*

(ii)   Accounting Firm

Name: *Jerry T Lai, CPA, MBA*

Address: *20 Corporate Park #135*
Irvine, CA 92606

Telephone: *944-250-8891*

Accountant's State Registration Number: *#69780*

(iii)   Audit date covered by the Agreement:

(Month)   (Day)   (Year)

12 - 31 - 2008

(iv)   The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( )   is for the annual audit only for the fiscal year ending 2____*

(X)   is of a continuing nature providing for successive annual audits.

*   if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), NASD may deem the audit of the broker-dealer to not have been filed.

Signature: _____

Name: _LARRY BELTRAMO_

(By Firm's FINOP or President)

Title: _PRESIDENT_ Date: _2/23/09_

REGENCY SECURITIES, INC.

Financial Statements

Years ended December 31, 2008 and December 31, 2007

TABLE OF CONTENTS

JERRY T. LAI, CPA, MBA

AN ACCOUNTANCY CORPORATION

20 CORPORATE PARK, SUITE 135, IRVINE, CA 92606
TEL: (949) 250-8891 FAX: (949) 250-8896

MEMBER OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS, CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholder
Regency Securities, Inc.
Irvine, California

I have audited the accompanying balance sheets of Regency Securities, Inc. (a California corporation), as of December 31, 2008 and 2007, and the related statements of income (loss) and retained earnings and cash flows for the years then ended. These statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Regency Securities, Inc., as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the statements of changes in stockholder's equity, computation of basic net capital requirement, computation of net capital and reconciliation of computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole.

JERRY T. LAI, CPA, MBA
Irvine, California
February 20, 2009

REGENCY SECURITIES, INC.

BALANCE SHEETS

ASSETS

	December 31,	
Current assets:	2008	2007
Cash	$ 51,588	$ 15,239
Interest receivable	33	41
Commissions and asset management fee receivable	408	10,626
Prepaid taxes	-	4
Total current assets	52,029	25,910
Property and Equipment, net	-	87
Total assets	$ 52,029	$ 25,997

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Accrued expenses	$ 56	$ 56
Commissions payable	34,571	9,032
Total liabilities	34,627	9,088
Stockholder's equity:		
Common stock-par value of $10, authorized 2,000 shares;		
issued and outstanding 1,000 shares	10,000	10,000
Retained earnings	7,402	6,909
Total stockholder's equity	17,402	16,909
Total liabilities and stockholder's equity	$ 52,029	$ 25,997

See notes to financial statements.

REGENCY SECURITIES, INC.

STATEMENTS OF INCOME AND RETAINED EARNINGS

		For the years ended December 31,	
		2008	2007
REVENUES:			
Solicitor's fee income	$	2,116,292	$ 2,222,882
Commission income		1,003,131	691,070
Registration fees		-	35,000
Administration fee income		240	240
Interest income		263	2,077
		3,119,926	2,951,269
EXPENSES:			
Commission expense		2,762,047	2,592,881
Other operating expenses		171,991	159,863
		2,934,038	2,752,744
INCOME BEFORE INCOME TAXES		185,888	198,525
Income taxes		4,289	313
NET INCOME		181,599	198,212
RETAINED EARNINGS, BEGINNING OF YEAR		6,909	8,697
Paid-in Capital		-	-
Dividends		(181,106)	(200,000)
RETAINED EARNINGS, END OF YEAR	$	7,402	$ 6,909

See notes to financial statements.

REGENCY SECURITIES, INC.

STATEMENTS OF CASH FLOWS

	For the years ended December 31,	
	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 181,599	$ 198,212
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	87	426
(Increase) Decrease in:		
Interest receivable	8	(7)
Fee receivable	10,218	7,531
Prepaid taxes	4	(4)
Increase (Decrease) in:		
Accrued expenses	-	-
Commissions payable	25,539	(6,438)
Net cash provided in operating activities	217,455	199,720
CASH FLOWS FROM INVESTING ACTIVITIES		
Paid-in Capital	-	-
Net cash provided by investing activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	(181,106)	(200,000)
Net cash used by Finacing activities	(181,106)	(200,000)
NET INCREASE (DECREASE) IN CASH	36,349	(280)
CASH AT BEGINNING OF PERIOD	15,239	15,519
CASH AT END OF PERIOD	$ 51,588	$ 15,239
SUPPLEMENTAL DISCLOSURES		
Income taxes paid	$ 4,289	$ 313

See notes to financial statements.

1.   Organization:

Regency Securities, Inc. (the Company) was incorporated on December 1, 1978 under the laws of the state of California. The Company is an introductory firm that only deals in investment company shares such as mutual funds, variable annuities and variable life. As an introductory firm the Company does not hold securities for its clients nor do any other organizations hold securities on behalf of the Company.

The Company conducts operations as a broker-dealer.

2.   Summary of Accounting Policies:

A. Basis of Accounting: The accompanying financial statements are prepared on the accrual basis of accounting.

B. Revenue Recognition: The nature of income is generated from doing business in the retail sales of redeemable investment company shares and variable contracts on a subscription or application basis only.   Securities transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transaction date.

C. Depreciation: Property and equipment are stated at cost. Depreciation of property and equipment is calculated on the straight-line method over the estimated useful lives of the assets, generally ranging from three to five years.

D. Income Taxes: The company has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholder of an S corporation is taxed on his proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements. The California Franchise tax was paid in the amount of $4,289 and $313 for 2008 and 2007 respectively.

E. Use of Estimates: Management of the Company has made estimates relating to the reporting of assets at the balance date and reporting of income during the period to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates even though the differences should be insignificant. No bad debt expense incurred in 2008 or 2007.

2.   Property and Equipment:

Property and equipment at December 31, 2008 and 2007 is summarized as follows:

	2008	2007
Computer	$ 2,088	$ 2,088
Office equipment	40	40
	2,128	2,128
Less accumulated depreciation	(2,128)	(2,041)
	$ 0	$ 87

3.   Commitments:

Operating Leases: In July 1996, the Company entered into an operating lease for its corporate office. On December 31, 2008, future minimum payments under this non-cancelable lease agreement for the year ending December 31, 2009 were $ 9,197.

4.   Related Party Transactions:

The following transactions occurred between the Company and the sole shareholder:

	2008	2007
Salary paid for office administration	$ 94,894	$ 84,000
Commission paid for stock sales	0	10,000
	$ 94,894	$ 94,000

5.   Net Capital Requirements:

Under Rule 15c3-1(a)(2) of the Securities and Exchange Commission, the Company is required to maintain net capital of $5,000. Under Rule 15c3-1(a)(1) of the Securities and Exchange Commission, aggregate indebtedness must not exceed net capital, as those terms are defined, by a ratio of more than 15 to 1. The Company was in compliance with these requirements. Specifically, at December 31, 2008 the Company had excess net capital of $12,402 and indebtedness of $34,627 and at December 31, 2007 the Company had excess net capital of $11,822 and indebtedness of $9,088.

6.   Common Stock:

On March 1, 1983, the stockholders and board of directors authorized and approved the recapitalization of the Company. The Company decreased the par value of its stock from

REGENCY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

$20.00 to $10.00 per share. This decrease in capital was within the rules set by the Securities and Exchange Commission.

7. Information Relating to Possession or Control Requirements Under Rule 15c3-3:

    The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k)(1) exemptive provision.

8. Information Relating to a Computation for Determining SEC Rule 15c3-3 Reserve Requirement.

    The Company is exempt from the Rule 15c3-3 as it relates to the computation for determining Reserve Requirement under the (k)(1) exemptive provision.

9. The Corporation contributed in the amount of $10,000 to the sole shareholder/employee's SEP IRA account in 2008.

REGENCY SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	For the years ended December 31,	
	2008	2007
Common Stock	$ 10,000	$ 10,000
Retained earnings, beginning of year	$ 6,909	$ 8,697
Net income	181,599	198,212
Paid-in Capital	-	-
Dividends	(181,106)	(200,000)
Retained earnings, end of year	$ 7,402	$ 6,909

See notes to financial statements.

REGENCY SECURITIES, INC.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

	December 31,		
	2008		2007
Minimum net capital required 6 2/3% of aggregate indebtedness of $34,627 (2008); $9,088 (2007)	$ 2,308	$	606
Minimum dollar net capital requirement of broker-dealer	$ 5,000	$	5,000
Net capital requirement	$ 5,000	$	5,000
Excess net capital $17,402-$5,000 (2008); $16,909-$5,000-$87 (2007)	$ 12,402	$	11,822

REGENCY SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31,	
	2008	2007
Total ownership equity	$ 17,402	$ 16,909
Less non-allowable assets	(33)	(128)
Total capital	17,369	16,781
Net capital before haircuts on securities positions	17,369	16,781
Net capital	$ 17,369	$ 16,781

REGENCY SECURITIES, INC.

RECONCILIATION OF COMPUTATION OF NET CAPITAL

	December 31,	
	2008	2007
Net capital per FOCUS part IIA report	$ 17,403	$ 16,823
Less:		
Interest receivable	(33)	(41)
Rounding	(1)	(1)
Net capital reported under Rule 15c3-1	$ 17,369	$ 16,781

JERRY T. LAI, CPA, MBA
AN ACCOUNTANCY CORPORATION

20 CORPORATE PARK, SUITE 135, IRVINE, CA 92606
TEL: (949) 250-8891 FAX: (949) 250-8896

MEMBER OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS, CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

SEC's Washington Office
450 Fifth Street
Washington, WA 20549

To whom it may concern:

I have examined the financial statements of Regency Securities, Inc. for the year ended December 31, 2008 and have issued my report thereon dated February 20, 2009. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

My study and evaluation disclosed no material weakness or inadequacies in the Company's system of internal control.

JERRY T. LAI, CPA, MBA
February 20, 2009
Irvine, California

FINRA
Los Angeles Office
300 S. Grand Ave, Suite 1600
Los Angeles, CA 90071-3126

In planning and performing our audits of the financial statements and supplemental schedules of Regency Securities, Inc. (the Company) for the year ended December 31, 2008, I considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rules 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or



JERRY T. LAI, CPA, MBA

AN ACCOUNTANCY CORPORATION

20 CORPORATE PARK, SUITE 135, IRVINE, CA 92606
TEL: (949) 250-8891 FAX: (949) 250-8896

MEMBER OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS, CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for information and use of Board of Directors, management, the SEC, and the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not to be used by anyone other than these specified parties.

JERRY T. LAI, CPA, MBA
February 20, 2009
Irvine, California

END